As filed with the Securities & Exchange
Commission on June 21, 2002
Registration No. 333-68583

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1 TO FORM S-8 REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

HAWK CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	**34-1608156**
(State of incorporation)	(I.R.S. Employer Identification No.)

200 Public Square, Suite 30-5000, Cleveland, Ohio	**44114**
(Address of Principal Executive Offices)	(Zip Code)

Hawk Motors, Inc. Employees' 401(k) Plan
(formerly Hutchinson Products Corporation Employees' 401(k) Plan)
Quarter Master Industries, Inc. Profit Sharing Plan and Trust
(Full Title of the Plans)

Ronald E. Weinberg	Copy to:
Chairman of the Board and	Marc C. Krantz, Esq.
Chief Executive Officer	Kohrman Jackson & Krantz P.L.L.
Hawk Corporation	One Cleveland Center, 20th Floor
200 Public Square, Suite 30-5000	Cleveland, Ohio 44114
Cleveland, Ohio 44114	216/696-8700
216/861-3553	

(Name, address, telephone number, including area code of agent for service)

TABLE OF CONTENTS

PART II
- EXPLANATORY NOTE

SIGNATURES
EXHIBIT INDEX

PART II

EXPLANATORY NOTE

This Post-Effective Amendment to Form S-8 is submitted to update the name of the Hawk Motors, Inc. Employees' 401(k) Plan (formerly Hutchinson Products Corporation Employees' 401(k) Plan) as more fully described on Form S-8 filed December 9, 1998 (the "Registration Statement") and to add Quarter Master Industries, Inc. Profit Sharing Plan and Trust to the Registration Statement.

Item 8. Exhibits.

4.1   Second Amended and Restated Certificate of Incorporation of the Company*

4.2   Amended and Restated Bylaws of the Company*

23.1   Consent of Ernst & Young LLP*

24.1   Reference is made to the Signatures section of this Post-Effective Amendment No. 1 to the Registration Statement for the Power of Attorney contained therein

*   Previously filed or incorporated by reference on the Registration Statement on Form S-8 as filed by the Registrant with the Securities and Exchange Commission on December 9, 1998.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cleveland, State of Ohio, on June 21, 2002.

HAWK CORPORATION

By: Ronald E. Weinberg*
_____
Ronald E. Weinberg Chairman and
Chief Executive Officer

Know All Men By These Presents, that Jeffrey H. Berlin and Jack Kemp whose signatures appear below hereby constitute and appoint Ronald Weinberg, and Byron S. Krantz their true and lawful attorneys-in-fact, each acting alone, with full powers of substitution and resubstitution, for them and in their name, place and stead, in any and all capacities, to sign any or all amendments, including any post-effective amendments, to this registration statement, and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact or their substitutes, each acting alone, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Name	Title	Date
Ronald E. Weinberg* Ronald E. Weinberg	Chairman of the Board, Chief Executive Officer and Director (principal executive officer)	June 21, 2002
Norman C. Harbert* Norman C. Harbert	Senior Chairman of the Board, Founder and Director	June 21, 2002
/s/ Jeffrey H. Berlin Jeffrey H. Berlin	President, Chief Operating Officer and Director	June 21, 2002
Thomas A. Gilbride* Thomas A. Gilbride	Vice President-Finance and Treasurer (principal financial and accounting officer)	June 21, 2002
/s/ Byron S. Krantz Byron S. Krantz	Secretary and Director	June 21, 2002
Paul R. Bishop* Paul R. Bishop	Director	June 21, 2002
/s/ Jack Kemp Jack Kemp	Director	June 21, 2002

Dan T. Moore, III*	Director	June 21, 2002
Dan T. Moore, III		
William J. O'Neill, Jr.*	Director	June 21, 2002
William J. O'Neill, Jr.		
*By: /s/ Byron S. Krantz		June 21, 2002
Byron S. Krantz Attorney-in-fact		

EXHIBIT INDEX

4.1   Second Amended and Restated Certificate of Incorporation of the Company*

4.2   Amended and Restated Bylaws of the Company*

23.1   Consent of Ernst & Young LLP*

24.1   Reference is made to the Signatures section of this Post-Effective Amendment No. 1 to the Registration Statement for the Power of Attorney contained therein

* Previously filed or incorporated by reference on the Registration Statement on Form S-8 as filed by the Registrant with the Securities and Exchange Commission on December 9, 1998.